Exhibit 99.7

News release…

Date: 27 October 2005
Ref: PR444g

Rio Tinto’s 68.4 per cent owned subsidiary, Energy Resources of Australia (ERA), issued the following news release in Australia today.

Increase in Ranger mine’s reserves and resources

•	Total reserves increased by 6,285 tonnes contained uranium oxide.

•	Total resources increased by 14,923 tonnes contained uranium oxide.

•	These increases result from a reduction in the cut-off grade from 0.12 per cent to 0.08 per cent uranium oxide.

•	The additional reserves will be processed between 2011 and 2014, adding three years to the predicted operational life of Ranger.

Recent increases in the market price of uranium oxide have warranted a review of the cut off grade for processing Ranger ore (the cut off grade is the level down to which it is deemed to be economic to process ore). For at least the last ten years, ERA has deemed the economic cut off grade to be 0.12 per cent uranium oxide.

ERA expects that this lower grade material will be processed over the period 2011 to 2014, and will result in significantly lower uranium oxide production during those years. ERA has previously stated that mining at Ranger was expected to continue until at least 2008 with milling operations continuing until at least 2011. Mining activities at Ranger are still expected to cease in 2008.

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

ORE RESERVES AND MINERAL RESOURCES

	As at 30 September 2005			As at 31 December 2004
	Cut-off grade 0.08% U3O8			Cut-off grade 0.12% U3O8

	ORE	GRADE	CONTAINED	ORE	GRADE CONTAINED
	(MT)	(% U3O8)	U3O8, tonnes	(MT)	(% U3O8)	U3O8, tonnes

RANGER ORE RESERVES
Current stockpiles	9.24	0.152	14,028	6.34	0.20	12,878

Ranger #3 Pit
In-situ ore
Proved	4.73	0.25	11,997	4.15	0.29	12,186
Probable	8.87	0.22	19,260	7.50	0.25	18,831

Sub total Proved and Probable Reserve	13.60	0.23	31,257	11.65	0.27	31,017

Total Ranger #3
Stockpile, Proved and Probable Reserve	22.84	0.20	45,285	17.99	0.24	43,895

RANGER MINERAL RESOURCES
	IN ADDITION TO THE ABOVE RESERVE

Measured	1.47	0.148	2,178	0.80	0.19	1,529
Indicated	12.67	0.144	18,219	6.26	0.19	12,020

Sub total Measured and Indicated Resource	14.14	0.144	20,398	7.06	0.19	13,549

Inferred Resource	16.17	0.140	22,594	7.86	0.18	14,520

Total Resources	30.31	0.142	42,992	14.92	0.19	28,069

Ranger reserves Reconciliation

Reserves at 31 December 2004	43,895
Additional Reserves	6,285
Depletion of Reserves due to processing	-4,895
Reserve as at 30 September 2005	45,285

As required by the Australian Stock Exchange, the above Ranger Mineral Resources table contains details of other mineralisation that has a reasonable prospect of being economically extracted in the future but which is not yet classified as Proven or Probable Reserves. This material is defined as Mineral Resources under the JORC Code. Estimates of such material are based largely on geological information with only preliminary consideration of mining, economic and other factors. While in the judgment of the Competent Person there are realistic expectations that all or part of the Mineral Resources will eventually become Proven or Probable Reserves, there is no guarantee that this will occur as the result depends on further technical and economic studies and prevailing economic conditions in the future.

Resources are stated as additional to the reserves reported in the table above.

The information in this report that relates to Mineral Resources or Ore Reserves is based on information compiled by the company's Geologist, Stephen Dinkowitz and Mining Engineer, Dayle Kenny, who are members of the Australasian Institute of Mining & Metallurgy and full time employees of the company. Stephen Dinkowitz and Dayle Kenny have sufficient experience which is relevant to the style of mineralisation and the type of deposit under consideration, and to the activity which they are undertaking to qualify as Competent Persons as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Stephen Dinkowitz and Dayle Kenny consent to the inclusion in the report of the matters based on their information in the form and context in which it appears.

For further information, please contact:

LONDON	AUSTRALIA

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David Ovington	Susie Creswell
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Website: www.riotinto.com